STELLENT, INC.
7500 Flying Cloud Drive, Suite 500
Eden Prairie, Minnesota 55344
(952) 903-2000

November 13, 2006

Dear Stellent Shareholder:

I am pleased to inform you that on November 2, 2006, Stellent, Inc. entered into an Agreement and Plan of Merger with Oracle Systems Corporation and Star Acquisition Corp., a wholly-owned subsidiary of Oracle Systems.

Under the terms of the merger agreement, Star Acquisition Corp. is today commencing a tender offer to purchase all outstanding shares of Stellent common stock at a price of $13.50 per share net in cash, without interest. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, December 11, 2006. Following the successful completion of the tender offer (and subject to the satisfaction or waiver of certain additional conditions contained in the merger agreement), Star Acquisition Corp. will be merged with and into Stellent, and all shares of Stellent common stock not purchased in the tender offer (other than shares held by Oracle Systems or any of its subsidiaries (including Star Acquisition Corp.) or Stellent shareholders who have perfected dissenters’ rights under Minnesota law) will be converted into the right to receive in cash the same price per share as paid in the tender offer.

Stellent’s board of directors has unanimously approved the merger agreement, the tender offer, and the merger and has determined that the tender offer and the merger are fair to, and in the best interests of, Stellent’s shareholders. Accordingly, the board of directors recommends that you accept the tender offer and tender your shares pursuant to the offer.

Enclosed with this letter is a Schedule 14D-9 containing the recommendation of the Stellent board and explaining the reasons behind its recommendation, as well as the background to the transaction and other important information.

Also accompanying this letter is a copy of Oracle’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Stellent shares. Those documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read and consider all of the enclosed materials carefully.

Very truly yours,

Robert F. Olson
President and Chief Executive Officer